

Mail Stop 3561

April 29, 2008

<u>By Facsimile and U.S. Mail</u>

Edward Muller
Chief Executive Officer
Mirant Corporation
1155 Perimeter Center West, Suite 100
Atlanta, GA 30338

> **RE: Mirant Corporation**
> **File No. 1-16107**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on February 29, 2008**
>
> **Mirant North America LLC**
> **File No. 333-134722**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on March 10, 2008**

Dear Mr. Muller:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Mirant Corporation</u>

General

1. In order to facilitate this review and reduce the number of comments we have not repeated comments for issues that may be applicable to Mirant North America, LLC. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

Debt Obligations, Off-Balance Sheet Arrangements and Contractual Obligations, page 60

2. Please revise your table of contractual obligations to include other long term liabilities reflected on balance sheet. Refer to Item 303 (a) (5) of Regulation S-K.

Critical Accounting Estimates, page 66

3. Please revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Consolidated Statements of Operations, page F-3

4. Explain to us how you reached the conclusion that the misstatements and ultimate revisions to your 2006 statement of operations discussed in note 2 to your financial statements were not material, in particular the adjustment made to the tax provision which reduced the benefit by approximately 4.8% for 2006. In this regard, we also noted adjustments to *multiple* line items to the 2006 and 2005 consolidated statements of operations that were not discussed in note 2. Please explain why these reclassifications were not discussed in the note. Refer to Chapter 2 of ARB No. 43. Furthermore, explain to us the nature of such prior period adjustments and provide to us the entries made to record the reclassifications with the related detailed explanations. Provide the listing of adjustments on a gross basis to the extent any material reclassifications were netted.

5. In accordance with paragraph 34 of SOP no. 90-7, earnings per share (EPS) should be presented during the bankruptcy period following all the provisions of SFAS no. 128. Paragraph 34 also notes that changes in the capital structure resulting from the plan of reorganization would be disclosed in the notes. Please explain to us your basis for not presenting EPS for 2005 here and in Selected Financial Data.

4. Financial Instruments, page F-17

6. Derivative instruments appear material to your financial statements and executing your business plan. We noted that you enter into derivatives for trading purposes and to manage your sales and fuel supply. In this regard, please explain to us your consideration of presenting the price risk management assets and liabilities separately in the notes to your financial statements for those which economically manage the risk of the business versus those entered into for trading purposes. We noted the separate presentation of fair value of the proprietary trading portfolio on page 74 of your Form 10-K. Lastly, we note your disclosure that the trading activities include, "other contractual arrangements." Prospectively, please ensure that you discuss *all* arrangements the Company entered with regard to the trading activities. See paragraph 44 of SFAS no. 133.

6. Long Term Debt, page F-22
Sources of Funds and Capital Structure, page F-24

7. Prospectively, please quantify and disclose separately the amounts of restricted net assets for equity method investments and consolidated subsidiaries. Please refer to Rule 4-08(e)(3)(ii) of Regulation S-X.

8. Employee Benefit Plans, page F-28

8. Please explain to us how you calculate your market-related value of plan assets as discussed in paragraph 30 of SFAS 87. Since you have a choice and the method by which you calculate market-related value can have an impact on net income, please disclose your accounting policy.

9. Please explain to us how you account for equity awards given to employees who are retirement eligible. Please revise future disclosure accordingly.

10. Prospectively, please disclose the tax benefit recognized for your restricted stock awards. See paragraph A240g.1(a) of SFAS no. 123(R). If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1)(b) of SFAS no. 123R.

10. Commitments and Contingencies, page F-41

    11. Provide to us your FIN 46 (R) evaluation of the leases involving the Morgantown and Dickerson baseload units. In this regard, please explain to us the legal structure of the entity which holds the leases, if any residual value guarantees are present, and the substantive participation rights with regard to the risks and rewards associated with ownership in the leased properties. In this regard, explain who has responsibility for repairs, maintenance, and capital improvements of the baseload units. Please be detailed in your response.

12. Bankruptcy Related Disclosures, page F-47

    12. Please explain to us why the estimated claims and losses on rejected and amended contracts went down from $164 as disclosed in your 2005 Form 10-K to $72 as disclosed in your 2007 Form 10-K for the 2005 period.

13. Stockholders' Equity, page F-49

    13. We note that you issued Series A and Series B warrants which expire on January 3, 2011. In this regard, we were unable to identify where you recorded the warrants in your financial statements. Please explain how you allocated fair value to the issued warrants, how fair value was determined, and your subsequent accounting for the warrants to date taking into consideration the potential adjustments to the exercise price and number of warrants disclosed.

    14. We read your disclosure that the accelerated share repurchase program met the necessary criteria to be accounted for as equity. In this regard, we assume the forward purchase contract met all the elements of paragraph 11.a of SFAS no. 133. Furthermore, you must meet all the conditions set forth in paragraphs 12-32 of EITF Issue no. 00-19 in order to qualify for equity classification. Please confirm that your analysis considered these specific requirements of EITF Issue no. 00-19. Lastly, explain to us your analysis with regard to the forward contract being considered a participating security for purposes of earnings per share calculations. In this regard, please explain to us the terms of the forward contract and if there are any objectively determinable participation rights present within the forward contract.

14. Earnings per Share, page F-50

    15. Provide to us your accounting analysis which considered the potential dilutive impact of the settlement of the forward contract related to the accelerated share repurchase program. See EITF Issue no. D-72 and paragraph 29 of SFAS no. 128.

16. Quarterly Financial Data (Unaudited), page F-54

    16. Please ensure that your future disclosures describe the effect of any disposals and the effect and the nature of year-end or other adjustments which are material to the results of the last quarter as required by Item 302(A) of Regulation S-K. Please show us what your disclosure will look like revised.

Mirant North America, LLC

3. Related Party Arrangements and Transactions, page F-16

    17. Please explain to us why you have classified the Series A Preferred Shares as equity. In this regard, we noted scheduled redemption dates and specified redemption amounts. Refer to Rule 5-02.28 of Regulation S-X and ASR no. 268.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to Donna DiSilvio, Review Accountant, at (202) 551-3202, or the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant